UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
EXTERRAN CORPORATION
 (Name of Issuer)
Common Stock, par value $0.01 per share
 (Title of Class of Securities)
30227H106
 (CUSIP Number)
Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30227H106	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	3,213,442

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	3,213,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,213,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.14%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 30227H106	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND (05-07) INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	447,567

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	447,567

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
447,567

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.27%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 30227H106	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND (08-10) INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	332,327

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	332,327

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
332,327

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.95%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 30227H106	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND (11-13) INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	908,742

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	908,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
908,742

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.59%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 30227H106	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	1,524,806

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	1,524,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,524,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.34%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 30227H106	Page 7 of 10 Pages

Item 1.           Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 4444 Brittmoore Road, Houston, Texas 77041.

Item 2.        Identity and Background

(a-c) This Statement relates to Common Stock beneficially owned by: EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company (“Fund 05-07”); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“Fund 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“Fund 11-13”); EGI-Fund B, L.L.C., a Delaware limited liability company (“Fund B”); and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”).  Chai Trust is the managing member of Fund 05-07, Fund 11-13 and Fund B, and is the non-member manager of Fund 08-10.  Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons.”
The executive officers of each of Fund 05-07, Fund 08-10, Fund 11-13 and Fund B are as follows:
Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of the Equity Group Investments division (“EGI”) of Chai Trust.
Mark Sotir	Vice President. Mr. Sotir is also co-President of EGI and serves as Executive Chairman of the Issuer’s board of directors.
Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.
Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is also Chief Legal Officer of EGI.
The officers and managing directors of Chai Trust are as follows:
James Bunegar	Chief Operating Officer, Compliance Officer, Vice President, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI..
Thomas Heneghan	Senior Managing Director of Chai Trust. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.
Robert M. Levin
Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

Philip G. Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is also Chief Financial Officer and Chief Operating Officer of EGI.
Jonathan D. Wasserman	President and Senior Managing Director of Chai Trust. Mr. Wasserman is also Chief Legal Officer of EGI.
JoAnn Zell	Senior Managing Director of Chai Trust. Ms. Zell is also a physician.
Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell is also a homemaker.
Matthew Zell	Senior Managing Director of Chai Trust. Mr. Zell is also a high school teacher.

SCHEDULE 13D

CUSIP No. 30227H106	Page 8 of 10 Pages

The business address of Samuel Zell, Mark Sotir, Philip G. Tinkler, Jonathan D. Wasserman, James Bunegar, Thomas Heneghan, JoAnn Zell, Kellie Zell, Matthew Zell, and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) No Reporting Person has, and to the best knowledge of any such Reporting Person, no officer listed in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f)  All of the executive officers and directors and each Reporting Person are United States citizens.
Item 3.        Source and Amount of Funds or Other Consideration

In connection with the spin-off of the Issuer from Exterran Holdings, Inc. (“Exterran Holdings”), which was consummated on November 3, 2015 (the “Spin-Off”), the Reporting Persons received, in the aggregate, 1,688,636 shares of Common Stock.  In the Spin-Off, Exterran Holdings distributed one share of the Issuer’s Common Stock for every two shares of Exterran Holdings common stock held by stockholders as of the close of business on October 27, 2015.  No consideration was paid by the Reporting Persons in connection with the receipt of the shares of Common Stock pursuant to the Spin-Off.
On November 5, 2015, Fund B acquired 28,000 shares of Common Stock for a total purchase price of approximately $403,110.  Between February 29, 2016 and March 10, 2016, Fund B acquired 1,496,806 shares of Common Stock for a total purchase price of approximately $22,336,886.  All funds used in the acquisition of these shares of Common Stock were obtained from the working capital of Fund B.

Item 4.         Purpose of Transaction

The Reporting Persons have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis.  Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended.  Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof).  In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

Mark Sotir, Vice President of each of Fund 05-07, Fund 08-10, Fund 11-13 and Fund B, and co-President of EGI, serves as the Executive Chairman of the Issuer’s board of  directors, a position he acquired upon consummation of the Spin-Off.  Prior to the Spin-Off, Mr. Sotir served as Executive Chairman of the board of directors of Exterran Holdings.  Mr. Sotir is not an officer or director of Chai Trust and does not have voting or dispositive power over any shares of Common Stock beneficially owned by Chai Trust.  Mr. Sotir disclaims any beneficial ownership over the shares of Common Stock reported herein.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

SCHEDULE 13D

CUSIP No. 30227H106	Page 9 of 10 Pages

Item 5.       Interest in Securities of the Issuer

(a) and (b) There were 35,143,050 shares of Common Stock outstanding as of February 18, 2016, as reported by the Issuer on its Form 10-K for the fiscal year ended December 31, 2015.

As of March 10, 2016, Chai Trust may be deemed to beneficially own a total of 3,213,442 shares of Common Stock, representing approximately 9.14% of the outstanding Common Stock.  This amount includes:  (i) 447,567 shares of Common Stock held by Fund 05-07, which represent approximately 1.27% of the outstanding Common Stock; (ii) 332,327 shares of Common Stock held by Fund 08-10, which represent approximately 0.95% of the outstanding Common Stock; (iii) 908,742 shares of Common Stock held by Fund 11-13, which represent approximately 2.59% of the outstanding Common Stock; and (iv) 1,524,806 shares of Common Stock held by Fund B, which represent approximately 4.34% of the outstanding Common Stock.

(c) A description of the transactions in the Common Stock by the Reporting Persons during the past 60 days, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit B.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by Fund 05-07, Fund 08-10, Fund 11-13 or Fund B.

(e) This Item 5(e) is not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is not applicable.

Item 7.       Material to be Filed as Exhibits.

Exhibit A:                          Joint Filing Agreement
Exhibit B:                          Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

CUSIP No. 30227H106	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Chief Financial Officer

EGI-FUND (05-07) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND (08-10) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND (11-13) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND B, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

March 10, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Exterran Corporation, dated as of March 10, 2016 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Chief Financial Officer

EGI-FUND (05-07) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND (08-10) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND (11-13) INVESTORS, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

EGI-FUND B, L.L.C.

By:	/s/ PHILIP G. TINKLER
	Name:	Philip G. Tinkler
	Title:	Vice President

March 10, 2016

EXHIBIT B
 SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Fund B	2/29/2016	Purchase	123,043	$13.4522(1)
Fund B	3/1/2016	Purchase	335,814	$14.1539(2)
Fund B	3/2/2016	Purchase	138,145	$14.4110(3)
Fund B	3/3/2016	Purchase	277,998	$15.4986(4)
Fund B	3/4/2016	Purchase	125,000	$16.0957(5)
Fund B	3/7/2016	Purchase	202,525	$14.9210(6)
Fund B	3/8/2016	Purchase	60,000	$15.3270(7)
Fund B	3/9/2016	Purchase	135,409	$15.6853(8)
Fund B	3/10/2016	Purchase	98,872	$15.6956(9)

(1)  This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on February 29, 2016, within a $1.00 range. The actual prices for these transactions range from $13.0994 to $13.6892, inclusive. The Reporting Persons further undertake to  provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares of Common Stock purchased at each separate price within the ranges set forth in footnotes (1) and (8) to this Schedule 13D.

(2) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 1, 2016, within a $1.00 range. The actual prices for these transactions range from $13.6385 to $14.3922, inclusive.

(3) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 2, 2016, within a $1.00 range. The actual prices for these transactions range from $14.4063 to $14.5997, inclusive.

(4) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 3, 2016, within a $1.00 range. The actual prices for these transactions range from $15.0644 to $15.8499, inclusive.

(5) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 4, 2016, within a $1.00 range. The actual prices for these transactions range from $15.6744 to $16.2635, inclusive.

(6) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 7, 2016, within a $1.00 range. The actual prices for these transactions range from $14.7251 to $15.3794, inclusive.

(7) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 8, 2016, within a $1.00 range. The actual prices for these transactions range from $15.212 to $15.35, inclusive.

(8) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 9, 2016, within a $1.00 range. The actual prices for these transactions range from $15.164 to $16.0431, inclusive.

(9) This price reflects the weighted average purchase price for open-market purchases of shares of Common Stock made by the Reporting Persons on March 10, 2016, within a $1.00 range. The actual prices for these transactions range from $15.4514 to $15.974, inclusive.